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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
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                                    FORM 6-K

                            Report of Foreign Issuer
               Pursuant to Rule 13a-16 or 15d-16 of the Securities
                Exchange Act of 1934 for the year ended March 31,
                                      2000

                        Commission File Number 333-37376

                            REDIFF.COM INDIA LIMITED
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's name into English)

                                      India
                 (Jurisdiction of incorporation or organization)

                          Mahalaxmi Engineering Estate,
                        1st Floor, L. J. First Cross Road
                       Mahim (West), Mumbai 400 016, India
                                 +91-22-444-9144
                    (Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

Not applicable.


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CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

        Unless the context otherwise requires, references herein to "us," "we," the "company" or to "Rediff" are to Rediff.com India Limited, a limited liability company organized under the laws of the Republic of India. References to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. All trademarks or tradenames used in this Annual Report on Form 6-K ("Annual Report") are the property of their respective owners.

        In this Annual Report, all references to "Indian rupees," "rupees" and "Rs." are to the legal currency of India and all references to "U.S. dollars," "dollars" and "US$" are to the legal currency of the United States. For the convenience of the reader, this Annual Report contains translations of Indian rupee amounts into U.S. dollars. This should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, or at all.

        In this Annual Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

        Included in this Annual Report are various forward-looking statements which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue," "believe" or other similar words. We have made forward-looking statements with respect to the following, among others: "our goals and strategies," "the importance and expected growth of Internet technology," "the pace of change in the Internet market," "the demand for Internet services," and "advertising demand and revenues."

        These statements are forward looking and reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to, changes in the economic and political environments in India and Asia, changes in technology and changes in the Internet marketplace. In light of the many risks and uncertainties surrounding Rediff.com, India, Asia and the Internet marketplace, readers should keep in mind that we cannot guarantee that the forward-looking statements described in this Annual Report will transpire.


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                                  EXHIBIT INDEX


Exhibit No.           Description of Document
-----------           -----------------------
     99.1             Proxy Information Statement to holders of American Depositary
                      Shares
     99.2             Proxy Information Statement to holders of Equity Shares
     99.3             Proxy Form - ADS Shareholders
     99.4             Proxy Form - Equity Shareholders
     99.5             Annual Report Pursuant to India Companies Act Under Indian
                      GAAP for year ended March 31, 2000


                                   SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  September 6, 2000                          REDIFF.COM INDIA LIMITED

                                                   By:    /s/ Ajit Balakrishnan
                                                          Chairman & Managing
                                                          Director